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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                              SEC File No.: 1-12350
                               CUSIP No.: 1-12350


(Check One) [ ] Form 10-K and Form 10-KSB [ ] Form 20-F
            [X] Form 10Q and Form QSB [ ] Form N-SAR

                        For Period Ended: June 30, 1998
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: _____________________
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above. Identify the Item(s) to which the notification relates:

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Part I - Registrant Information

REGENESIS HOLDINGS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable


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19 Hillsyde Court
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Address of Principal Executive Office (Street and Number)

Cockeysville, Maryland  21030
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB or N-SAR or the transition report or portion thereof could not be filed within prescribed time period. (Attach Extra Sheets if Needed)

                           On June 29, 1998, there was a change in management, with Zirk Engelbrecht being appointed President of the Company. In addition, two former directors of the Company resigned. Form 8K was filed reporting this activity. In addition to the change in management, the location of the Company's offices were changed from Florida to Maryland. As a result of this activity, the Company has incurred problems in obtaining the necessary books and records from the former management and is unable to file the quarterly reports timely.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Zirk Engelbrecht             (410)                 628-0050
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                  (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the
      answer is no, identify report(s).                         [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                  [ ] Yes [ X ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            REGENESIS HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 1998      By: /s/ Zirk Engelbrecht
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                               Zirk Engelbrecht, President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.